



ITW Conference Call
Third Quarter 2013

October 22, 2013

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Forward-Looking Statements

ITW

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, operating performance, growth in free operating cash flow, organic and total revenue, operating margin growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market conditions, and the Company's related 2013 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2012.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures is contained throughout this presentation and is also available at our website www.itw.com under "Investor Relations".

Conference Call Playback



- **Replay number: 866-431-5846; No pass code necessary**

- **Telephone replay available through midnight of November 5, 2013**

- **Webcast / PowerPoint replay available at www.itw.com**

- **Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab**

Q3 Overview / Enterprise Initiatives

ITW

Q3 Financial Results
- Europe has stabilized; Asia Pacific has pockets of growth; North America…"a mixed bag"
- Q3 EPS of $0.90, two cents higher than the September 24th midpoint guidance

Enterprise Initiatives
- 19% operating margin in Q3, +110 bps improvement over last year
    - Enterprise Strategy initiatives contributed +80 bps
- Commenced a sale process for Industrial Packaging (IPG) segment

Capital Allocation (YTD)
- Strong free operating cash flow, well over 100% conversion of Net Income
- Returned $1.6B* to shareholders this year through share repurchases and dividends

* Includes January 2013 $174M dividend payment accelerated to Q4 2012



Q3 2013 EPS Guidance vs. Actual

ITW

September 24th Guidance

	2013 EPS Guidance*	
	Q3	Full Year
July 2013 Prior Guidance	**$1.06 - $1.16**	**$4.10 - $4.30**
Industrial Packaging discontinued operations	$0.13 - $0.15	$0.51 - $0.55
Discrete tax charge related to foreign earnings	$0.09	$0.09
Sept 2013 Guidance	**$0.84 - $0.92**	**$3.50 - $3.66**

Q3 Actual Results

	Q3 EPS*		
	2013	2012	Growth %
Sept 2013 Q3 Guidance Midpoint	**$0.88**	**$0.95**	**(7.4%)**
Strong core business performance	0.02	-	
Q3 Actual Results (GAAP)	**$0.90**	**$0.95**	**(5.3%)**
Discrete tax charge related to foreign earnings	(0.09)	-	
Decorative Surfaces operating results	-	0.06	
Q3 Actual Results (Non-GAAP)**	**$0.99**	**$0.89**	**11.9%**

* Diluted EPS from Continuing Operations

** See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q3 2013 Highlights



$ in Millions, except per share amounts	Q3 2013	Q3 2012	F/(U)
GAAP			
Operating Revenues	$ 3,568	$ 3,733	(4.4%)
Operating Income	$ 678	$ 667	1.8%
% of Revenues	*19.0%*	*17.9%*	*110 bps*
Diluted EPS from Continuing Operations	$ 0.90	$ 0.95	(5.3%)
Free Operating Cash Flow*	$ 732	$ 545	34.2%
Non-GAAP *			
Operating Revenues	$ 3,568	$ 3,466	2.9%
Operating Income	$ 678	$ 626	8.4%
% of Revenues	*19.0%*	*18.1%*	*90 bps*
Diluted EPS from Continuing Operations	$ 0.99	$ 0.89	11.9%

- **Total operating revenues increased 2.9%, excluding 2012 Decorative Surfaces**

- **Organic revenues up +0.4%**

- **Operating margins improved +110 bps**

- **Q3 EPS $0.99, up 11.9% vs. adjusted Q3 2012**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.



Q3 2013 Operating Results

ITW

	F/(U) to Prior Year		
	Total Revenue	Operating Income	Operating Margin
Organic (Base) Business			
Operating Leverage	0.4%	1.1%	10 bps
Changes in Variable Margin & Overhead Costs	-	6.1%	110 bps
Total Organic (Base)	0.4%	7.2%	120 bps
Acquisitions	2.4%	0.8%	(30 bps)
Restructuring	-	0.1%	-
Impairment	-	(0.1%)	-
Translation	0.1%	0.4%	-
Adjusted Total	**2.9%**	**8.4%**	**90 bps**
Decorative Surfaces	(7.3%)	(6.6%)	20 bps
Total	**(4.4%)**	**1.8%**	**110 bps**

- **International organic revenues up 2.9%, North America declined (1.4%)**
- **Base operating margin improved +120 bps driven by:**
  - **Enterprise initiatives +80 bps**
  - **Price/cost +30 bps**

Q3 2013 Working Capital & Cash Flow









$ in Millions	YTD	
	Q3 2012	Q3 2013
Net cash provided by operating activities	$ 1,467	$ 1,820
Additions to plant and equipment	(274)	(257)
Free Operating Cash Flow ***	$ 1,193	$ 1,563

- Q3 2013 YTD Free Operating Cash Flow conversion 110% of adjusted Net Income
- FY 2013 Free Operating Cash Flow conversion forecasted to be above 100% of Net Income

* Excludes Decorative Surfaces and discontinued operations
** Excludes Decorative Surfaces and Industrial Packaging. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.
*** See the Appendix for the reconciliation from GAAP to non-GAAP measurements.



2013 Capital Allocation



1. Organic Investments

2. Dividends

3. External Investments

- Share Repurchases
- Acquisitions

- ~5 million shares repurchased in Q3

- Expect to repurchase ~50 million shares to offset dilution of Industrial Packaging

- Acquired ~$300M annualized revenues in 2013

- $1.6B* returned to shareholders YTD

Total Debt to Capital



Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
33%	32%	33%	33%	33%

Total Debt to Adjusted EBITDA**



Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
1.6	1.7	1.7	1.7	1.8

* Includes January 2013 $174M dividend payment accelerated to Q4 2012.
** See the Appendix for the reconciliation from GAAP to non-GAAP measurements.





Revenue Growth by Geography
Q3 2013 vs. 2012

ITW

ITW Worldwide
International
0.4%
3%
(1%)
(1%)
3%
7%
1%
5%
7%
11%
4%
9%
Total Company
North America
International
EMEA
Asia Pacific
South America
Organic (Base) Growth
Total Growth

- **EMEA organic: +1%**
- **North America organic: (-1%)**
- **Asia Pacific organic growth (+7%) reflects strong performance from China (+22%) and Australia/New Zealand (+5%)**

Note: Excludes Decorative Surfaces 2012 revenue and impact of currency



Q3 2013 Segment Results

ITW

$ in Millions	Q3 2013				F/(U) vs. prior year		
	Total Revenue	Operating Income	Operating Margin	Adjusted Operating Margin *	Total Revenue	Organic (Base) Revenue	Operating Margin
Test & Measurement and Electronics	$ 555	$ 91	16.3%	20.6%	(10.9%)	(11.8%)	(190 bps)
Automotive OEM	589	124	21.1%	21.3%	13.2%	11.5%	200 bps
Polymers & Fluids	504	91	18.1%	22.1%	(1.1%)	-	220 bps
Food Equipment	542	108	19.9%	21.2%	10.4%	4.4%	90 bps
Welding	438	111	25.4%	26.0%	(1.0%)	(3.5%)	90 bps
Construction Products	440	71	16.2%	17.0%	1.7%	3.3%	250 bps
Specialty Products	510	108	21.1%	23.5%	11.4%	1.9%	150 bps
Intersegment	(10)						
Total Segments	**$ 3,568**	**$ 704**	**19.7%**	**21.6%**	**2.9%**	**0.4%**	**110 bps**
Decorative Surfaces					(100.0%)	(100.0%)	-
Unallocated	-	(26)					
Total Company	**$ 3,568**	**$ 678**	**19.0%**	**20.9%**	**(4.4%)**	**0.4%**	**110 bps**

Note: Adjusted operating margin excludes intangible amortization, impairment, and other non-cash acquisition accounting items.
* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

11



Q3 2013 Segment Commentary

ITW

Organic Revenue Y/O/Y % Changes / Key Business Trends	
Test & Measurement and Electronics	~ WW: -12% ~ Total Electronics: -21%, due to difficult "comps" in the electronics assembly business (-45%); comps ease in Q4 ~ Test & Measurement WW: -1%
Automotive OEM	~ WW: 12% - NA: 10% - International: 13% - Europe: 9%, ITW outperforms European auto builds - Asia Pacific: 24%, due to robust China auto build / penetration ~ Auto builds: NA: 6%, Europe: 2%, China: 9%, WW: 4%
Polymers & Fluids	~ WW: 0%, PLS comps ease in Q3 ~ WW Auto Aftermarket: 2% ~ WW Polymers & Hygiene: -1% ~ WW Fluids: -2%
Food Equipment	~ WW: 4%, across the board growth; service strong ~ Food Equipment NA: 4% - Equipment: 2%; Service: 8% ~ Food Equipment International: 4% - Equipment: 4% - Service: 5%
Welding	~ WW: -4% (Equipment positive; Consumables negative) ~ NA: -1% ~ International: -11%: Asia Pacific portfolio transition continues
Construction Products	~ WW: 3% ~ Construction NA: 9%, U.S. residential, renovation, and commercial all positive ~ Construction International: 0%, Europe: -4%, Asia Pacific: 4%
Specialty Products	~ WW: 2% ~ Consumer Packaging: 3%, Hi-Cone and warehouse automation drive growth ~ Appliance WW: -1%

Note: WW = Worldwide; NA = North America; PLS = Product Line Simplification

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR. 12

2013 Guidance



	Q4	Full Year	
	Forecast	**July Fcst**	**Oct Fcst**
Total Revenue *	2% - 5%	0.5% - 2.5%	1% - 2%
Organic Revenue Growth		(1%) - 1%	(0.5%) - 0.5%
Diluted EPS from Continuing Operations	$0.85 - $0.93	$3.50 - $3.66 **	$3.56 - $3.64
*% F/(U) to 2012 Diluted EPS from Continuing Operations **	*31% - 43%*	*9% - 14%*	*11% - 13%*
Operating Margins		16.9% - 17.3%	17.6% - 18.0%
Tax Rate		28.5% - 29.5%	30.0% - 31.0% ***
Restructuring	$25M - $35M	$120M - 135M	$115M - $125M
Share Repurchases		$1B+	$1.1B+



* Growth comparisons are to 2012 Non-GAAP results. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.
** FY EPS forecast from September 24, 2013 discontinued operations press release.
*** FY tax rate includes a $40 million Q3 2013 discrete tax charge.

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

Q&A

Appendix:

GAAP to Non-GAAP Reconciliations & Segment Tables

Q3 GAAP to Non-GAAP Reconciliations



$ in Millions, except per share amounts	Q3 2013				Q3 2012			
	Total Revenue	Operating Income	Operating Margin	Diluted EPS	Total Revenue	Operating Income	Operating Margin	Diluted EPS
Actual Results (GAAP)	**$3,568**	**$678**	**19.0%**	**$0.90**	**$3,733**	**$667**	**17.9%**	**$0.95**
Discrete tax charge related to foreign earnings	-	-	-	(0.09)	-	-	-	-
Decorative Surfaces operating results	-	-	-	-	267	41	-	0.06
Adjusted Results (Non-GAAP)	**$3,568**	**$678**	**19.0%**	**$0.99**	**$3,466**	**$626**	**18.1%**	**$0.89**
Q3 2013 Growth vs. 2012 (Non-GAAP)	**2.9%**	**8.4%**	**90 bps**	**11.9%**				

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Appendix
2012 GAAP to Non-GAAP Reconciliations

ITW

$ in Millions, except per share amounts	Q4 2012 Total Revenue	Q4 2012 Operating Income	Q4 2012 Diluted EPS	2012 Full Year Total Revenue	2012 Full Year Operating Income	2012 Full Year Diluted EPS
Actual Results (GAAP)	**$3,484**	**$524**	**$ 1.99**	**$14,791**	**$2,475**	**$ 4.72**
Decorative Surfaces net gain	-	-	1.37	-	-	1.34
Decorative Surfaces equity interest (2012)	-	-	(0.04)	-	-	(0.04)
Decorative Surfaces operating results	93	12	0.01	921	143	0.21
Actual Results (Non-GAAP)	**$3,391**	**$512**	**$ 0.65**	**$13,870**	**$2,332**	**$3.21**

Appendix

Adjusted Return on Average Invested Capital

The Company uses adjusted return on average invested capital ("adjusted ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Operating income excludes the operating income of the former Decorative Surfaces segment. Invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations, as well as the Company's net investment in the former Decorative Surfaces and Industrial Packaging segments and the equity investment in the Wilsonart business. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

	YTD	
$ in Millions	Q3 2012	Q3 2013
Operating income, as reported	$ 1,951	$ 1,886
Adjustment for Decorative Surfaces	(131)	-
Operating income	1,820	1,886
Taxes (2012: 28.3%, 2013: 28.8%*)	(515)	(543)
Operating income after taxes	$ 1,305	$ 1,343
Invested capital at end of period:		
Trade receivables	$ 3,062	$ 2,493
Inventories	1,760	1,308
Net plant and equipment	2,081	1,667
Goodwill and intangible assets	7,808	6,975
Accounts payable and accrued expenses	(2,274)	(1,898)
Net assets held for sale	-	1,557
Other, net	767	484
Invested capital	$ 13,204	$ 12,586
Average invested capital	$ 13,241	$ 12,648
Adjustment for Decorative Surfaces	(299)	(170)
Adjustment for Industrial Packaging	(1,508)	(1,482)
Adjusted average invested capital	$ 11,434	$ 10,996
Adjusted Return on average invested capital	15.2%	16.3%

* Excludes $40 million discrete tax charge from Q3 2013



Appendix
Free Operating Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment.

For further information on free operating cash flow, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q3 2012	Q3 2013
Net cash provided by operating activities	$ 635	$ 811
Additions to plant and equipment	(90)	(79)
Free Operating Cash Flow	$ 545	$ 732

$ in Millions	YTD	
	Q3 2012	Q3 2013
Net cash provided by operating activities	$ 1,467	$ 1,820
Additions to plant and equipment	(274)	(257)
Free Operating Cash Flow	$ 1,193	$ 1,563

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR. 19

Total Debt to Adjusted EBITDA

The Company uses the ratio of total debt to adjusted EBITDA to measure its ability to repay its outstanding debt obligations. The ratio of total debt to adjusted EBITDA represents total debt divided by income from continuing operations before interest expense, gain on sale of interest in Decorative Surfaces, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month (TTM) basis.

For further information on total debt to adjusted EBITDA, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Short-term debt	$ 424	$ 459	$ 456	$ 1,301	$ 1,328
Long-term debt	4,572	4,589	4,556	3,771	3,808
Total debt	$ 4,996	$ 5,048	$ 5,012	$ 5,072	$ 5,136
Income from continuing operations (TTM)	$ 1,698	$ 2,233	$ 2,224	$ 2,183	$ 2,144
Add:					
Interest expense	206	213	223	232	240
Gain on sale of interest in Decorative Surfaces	-	(933)	(933)	(933)	(933)
Other income (expense)	(23)	(11)	(49)	(38)	(47)
Income taxes	654	973	973	955	1,006
Depreciation	272	272	270	268	265
Amortization and impairment of goodwill and other intangible assets	252	254	253	248	250
Adjusted EBITDA (TTM)	$ 3,059	$ 3,001	$ 2,961	$ 2,915	$ 2,925
Total Debt to Adjusted EBITDA	**1.6**	**1.7**	**1.7**	**1.7**	**1.8**

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

Operating Margin % Reconciliation



Q3 2013	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Operating Margin %	**16.3%**	**21.1%**	**18.1%**	**19.9%**	**25.4%**	**16.2%**	**21.1%**
Amortization of intangible assets, impairment & other non-cash acquisition accounting items	4.3%	0.2%	4.0%	1.3%	0.6%	0.8%	2.4%
Adjusted Operating Margin %	**20.6%**	**21.3%**	**22.1%**	**21.2%**	**26.0%**	**17.0%**	**23.5%**